U.S. Securities and Exchange Commission
October 6, 2005





109813.00103/11468363v.4







                            October 6, 2005


By EDGAR and Facsimile to (202) 772-9210

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C.  20549

Attn: Mr. Stephen Krikorian, Accounting Branch Chief

     RE:   Halifax Corporation ("Halifax" or the "Company")
           Form 10-K for the Fiscal Year Ended March 31, 2005
           Form 10-Q for the Fiscal Quarter Ended June 30, 2005
           File No. 001-08964

Dear Mr. Krikorian:

     The Company hereby submits the its responses to comments raised in the Staff's letter, dated September 19, 2005 (the "Comment Letter"). The responses set forth below are numbered to correspond to the comment numbers in the Comment Letter. The Company intends to revise its 34 Act disclosure in future filings as indicated on page 6 below following the Staff's review of the responses contained herein.

     Form 10-K for the year ended March 31, 2005

     Note 1.  Significant Accounting Policies and Business Activity

Accounts Receivable, page 43

1. We note that you transfer receivables to a third party in connection with equipment leased to end users. Tell us the nature of the equipment that is being leased to end users and whether this leased equipment is included as a deliverable in your sales arrangements. If so, clarify how you account for this leased equipment in accordance with SFAS 13. Specifically, tell us how you classify this leased equipment pursuant to the criteria in paragraphs 6 through 8 of SFAS
     13. Further, tell us your consideration of the disclosure requirements of paragraph 23 of SFAS 13 for your lease arrangements.


     RESPONSE:
     Halifax has an agreement with a customer to provide seat management services. Under this agreement, Halifax procures the equipment at the customer's request, installs an image (software) on the device and then installs the equipment at the customer's location.
     The equipment sold under this agreement includes computer equipment, consisting of desk tops, lap tops, printers, file servers, software and mass storage devices.

     Upon installation, the customer acknowledges receipt of the equipment, at which time an invoice and bill of sale and assignment between Halifax and a leasing company is created. This assignment conveys all contractual rights to a leasing company, including the right to receive payment due from the customer. Halifax retains no rights or interest in the assets leased, nor any residual interest in the equipment at the lease termination date, nor does Halifax provide any guarantee of payment in connection with the payment stream from the customer. In the event of termination of the agreement between Halifax and the customer, the customer is still obligated to continue payments to the escrow agent for the benefit of the leasing company.

     After the sale, transfer and assignment of assets and schedule rights to the leasing company, as the prime contractor, Halifax functions as a servicing agent to the leasing company, invoicing the customer for the scheduled lease payments. The customer payments under this agreement are remitted to an independent third party escrow account pursuant to an escrow agreement for distribution to the leasing company.

     Paragraphs 6 through 8 of SFAS 13 provide guidance for purposes of applying the accounting and reporting standards for both the lessee and lessor. With respect to applying the accounting and reporting standards of paragraph 6 through 8 of SFAS 13, Halifax is not the lessee, has no obligations under the lease arrangement, has no beneficial interest or ownership in the underlying asset and has no interest in the residual asset at the end of the lease. As a result, paragraphs 6 through 8 of SFAS 13 are not applicable to Halifax.

     Paragraph 23 of SFAS 13, details the type of disclosure required with respect to a) Sales type leases and direct financing leases by the lessor, and b) operating leases by the lessee. In the transaction described in note 1 to the consolidated financial statements, Halifax is neither the lessor with respect to a capital lease obligation, nor the lessee of an operating lease. Therefore, the disclosure required by paragraph 23 of SFAS 13 does not apply. The Company does not possess, use, or have any interest in the asset, other than providing limited servicing for which, the Company invoices the end user on behalf of the leasing company.

     As a result, we do not believe the provisions of SFAS 13 apply to this transaction.



2. We note that you record the transfer of receivables as sales based on the provisions of SFAS 140. Tell us the consideration that you receive in exchange for the transferred receivables. Further, tell us your consideration of paragraph 9 of SFAS 140 when determining that you have surrendered control of the transferred receivables.

     RESPONSE:
     The consideration that Halifax receives in exchange for the transferred receivable is cash equal to the equivalent value of receivables transferred as specified on the invoice and bill of sale and assignment.

     With regard to the sale, transfer and assignment of the assets, the consideration received was based upon the sale of certain assets procured by Halifax, charges for staging, installing an image on the desktop and a profit on the transaction.

     For example: Halifax would procure a desk top computer for the end user customer. The asset would be delivered to our warehouse, configured with the customer's image (software) tested and then repackaged for delivery to the customer. The asset would then be delivered to the customer and tested to be certain the equipment is operating to the OEM specifications. Once installed, an invoice would be generated and electronically transmitted to the leasing company. A bill of sale and assignment is then generated and the consideration received by Halifax would be the amount of the invoice consisting of amounts charged related to the procurement, warehousing, imaging and installing of the asset sold.

     Under paragraph 9 of SFAS 140, Halifax (the "transferor") has surrendered control over the transferred assets only if all of the following conditions are met.

     a) Transfer assets have been isolated from the transferor. As discussed in Response 1 above, under the bill of sale and assignment, Halifax conveys all of its contract rights to a leasing company, including the right to receive payment due from the customer. Halifax retains no rights or interest in the assets leased, or any residual interest in the equipment at the lease termination date, nor does Halifax provide any guarantee of payment in connection with the payment stream from the customer. The payments are made to an independent third party escrow agent pursuant to an escrow agreement.

b) Each transferee has the right to pledge or exchange the assets. With each transfer, Halifax assigns all of its right, title and interest in and to certain receivables to the leasing company. Halifax retains no property interest, having made a complete disposition of the asset from a legal perspective. As a result, the transferee, in this case the leasing company, has the right to dispose of the transferred property and otherwise deal with it as the transferee's absolute property.

c) Transferor does not maintain effective control over the transferred assets. In accordance with the terms of the agreement, the customer makes all payments to a third party escrow account. The transfer of control is also demonstrated by the requirements specified in the agreement with respect to execution of documents and filings of UCC-1 financing statements indicating that Halifax's right, title and interest in and to the receivables and assets has been sold to the leasing company. The Company does not possess, use or have any interest in the asset.

     Based on the foregoing, we believe that all the conditions indicating that Halifax has transferred control have been met and no additional disclosure is required.


Revenue Recognition, page 44

3. We note that you provide seat management contracts that involve delivery and installation of new equipment combined with multi-year
     service agreements.   We further note that revenue related to the
     delivery and installation of equipment on these and certain other contracts are recognized upon the completion of both delivery and installation activities. As these activities are combined with multi-year service agreements, explain how you determined that the delivery and installation of equipment represents the culmination of a separate earnings event. Tell us your consideration of SAB Topic 13, Section A.3.f when making this determination. As part of your response, tell us,

         The nature of the equipment that is delivered and installed;

       Whether the delivery and installation of equipment are initial setup activities for the multi-year service agreements or separate deliverables;
        Whether the equipment is delivered and installed only to allow the provision of future service or the equipment provides benefit to your customers outside the service agreements;
        Whether you sell the delivered equipment separately? (i.e. without your service agreement).

     RESPONSE:

     The equipment sold under this agreement includes computer equipment, consisting of desk tops, lap tops, printers, file servers, software and mass storage devices.

     The delivery and installation of the computer equipment represent one deliverable and the service agreement is a separate deliverable. The customer may purchase hardware separately, or services separately, and within services, select the level of service to be offered. Variations of the services offered may include the following:

     o The customer may procure his own equipment, and may have Halifax configure and install the equipment,
     o The customer may have Halifax perform remedial services on customer owned equipment and select the levels of service to be delivered from a list of options and fees, or
     o The customer may purchase equipment from Halifax or Halifax may sell the delivered equipment separately without any services.

     In the past, Halifax has sold hardware separately and sold services separately to this customer. We anticipate this practice to continue.

     In addition, the services under this agreement are only billed in arrears, after the service period is completed and revenue is recognized on a straight line basis over the service period.

     There are no upfront fees paid for services as described under SAB Topic 13, Section A.3.f . Upon delivery of equipment, the leasing company is invoiced instead of the customer. Upon payment of the invoice by the leasing company, all title and interest in the assets inure to the benefit of the leasing company. Revenue is recognized by Halifax when the delivery is completed. Revenue for services is recognized on a straight line basis as the services are delivered.

     As discussed above, services are billed to the customer in arrears after the completion of the service period based upon the number of pieces equipment being serviced times the contracted rate for the equipment covered. Revenue for services is recognized during the month the service is rendered.

     Note 6.  Long-Term Debt, page 50

4. We note you have classified your revolving credit agreement as long-term debt as of March 31, 2004 and 2005. We further note your disclosure on page 37 of your Form 10-K for the fiscal year ended March 31, 2004, which states that your revolving credit agreement contains a subjective acceleration clause. Tell us whether your revolving credit agreement contains this clause as of March 31, 2005. If so, indicate whether the agreement also requires a lock-box arrangement. That is, tell us how you consider EITF 95-22 in determining the proper classification for this liability. Further, if classification as long-term is proper, tell us your consideration of FASB Technical Bulletin No. 79-3 to determine the appropriate classification of the revolving credit agreement and disclosure of the subjective acceleration clause.

     RESPONSE:

     Under EITF 95-22, a loan must be classified as current if the loan has both a subjective acceleration clause and a lock box arrangement, whereby the remittances from the lock box from the borrower's customer reduce the debt outstanding.

     The revolving credit agreement referenced in the March 31, 2005 Form 10-K contains a subjective acceleration clause that provides for an event of default if a determination is made "by the Bank in good faith, but in its sole discretion, that the financial condition of Borrower or any other obligor is unsatisfactory...."
     which event of default would permit an acceleration of the debt. The revolving credit agreement does not require a lock box account whereby the remittances from the lock box from the borrower's customer reduce the debt outstanding. The credit agreement has a requirement that the Company maintain a cash collateral account. The daily control over the funds in the cash collateral account are directed and controlled by Halifax and does not automatically reduce the outstanding debt.

     FTB 79-3 raises the issue whether long-term debt should be classified as current if the debt agreement contains a subjective clause that would accelerate the due date. In the response, paragraph 3, FTB 79-3 indicates that neither reclassification nor disclosure would be required if the lender has historically not accelerated the due dates and the borrower's financial condition is strong and its prospects are bright.

     On June 30, 2005, the lender renewed and extended its credit agreement with Halifax extending the maturity to July 2007. In addition, on June 30, 2005, the Company completed the sale of its secured network services business, which had a significant positive financial impact for the Company.

     Given the renewal and extension of its revolving credit agreement we believe that our banking relations are satisfactory and acceleration would be remote. In addition, the sale of the secure network services business vastly improves the balance sheet, by significantly improving Company's stockholders' equity and reducing debt and further strengthening the financial condition of Halifax.

     Accordingly, we believe that debt is properly classified as a long term obligation.

     The Liquidity Section of Management's Discussion and Analysis on page 29 of its Form 10-K for the fiscal year ended March 31, 2005 and page 17 of the June 30, 2005 Form 10-Q indicated that the cash collateral account was under the control of the Bank. Halifax intends to clarify the disclosure regarding the cash collateral account in future filings and such disclosure will be as follows:

The revolving credit agreement contains representations, warranties and covenants that are that are customary in connection with a transaction of this type. The revolving credit agreement contains certain covenants including, but not limited to: (i) maintaining the Company's accounts in a cash collateral accounts at Provident Bank, the funds in which accounts we may apply in our discretion, against our obligations owed to Provident Bank,(ii) notifying Provident Bank in writing of any cancellation of a contract having annual revenues in excess of $250,000, (iii) in the event receivables arise out of government contracts, we will assign to Provident Bank all government contracts with amounts payable of $100,000 or greater and in duration of six months or longer, (iv) obtaining written consent from Provident Bank prior to permitting a change in ownership of more than 25% of the stock or other equity interests of us and our subsidiaries or permit us or any of such entities to enter into any merger or consolidation or sell or lease substantially all of our or its assets, and (v) obtaining prior written consent of Provident Bank, subject to exceptions, to make payments of debt to any person or entity or making any distributions of any kind to any officers, employees or members. The revolving credit agreement also contains certain financial covenants which we are required to maintain including, but not limited to tangible net worth, current ratio, total liabilities to net worth ratio, debt service coverage and current ratio, as more fully described in the revolving credit agreement.

     The Company acknowledged that:

        the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If any member of the Staff has questions, please do not hesitate to contact the undersigned at (703) 658-2415 or the Company's counsel, Jane K. Storero at (215) 569-5488.


                              Sincerely,

                              /s/Joseph Sciacca
                                 Joseph Sciacca
                                 Chief Financial Officer


cc:  Christopher White, Staff Accountant
     Charles L. McNew
     Barry H. Genkin, Esquire